UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99*	Affimed N.V. Press Release dated April 28, 2020

*

Exhibit 99 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany.

April 28, 2020.

AFFIMED N.V.

By: /s/ Adi Hoess

Name: Adi Hoess

Title: Chief Executive Officer

By: /s/ Wolfgang Fischer

Name: Wolfgang Fischer

Title: Chief Operating Officer

3